Exhibit 99.1

New Oriental Announces Filing of Annual Report on Form 20-F for Fiscal Year 2020

BEIJING, Sept. 16, 2020- New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended May 31, 2020 with the Securities and Exchange Commission on September 16, 2020. The annual report can be accessed on New Oriental’s investor relations website at http://investor.neworiental.org. New Oriental will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn